UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                General Cable plc
                                (Name of issuer)

                                 Ordinary Shares
                         (Title of class of securities)

                                     0365389
                                 (CUSIP number)

                                    *See Note
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                ( )Rule 13d-1 (b)
                                (X)Rule 13d-1 (c)
                                ( )Rule 13d-1 (d)



------------------------


* Previous filings by the Reporting Persons relating to this security were made on Schedule 13D pursuant to Rules 13d-1(a) and 13d-1(b). By filing this Schedule 13G, the Reporting Persons intend to convert to the filing regime governed by Rule 13d-1(c).

---------------------------------
       CUSIP No. 0365389                 13G
---------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) ( )
                                                                        (b) ( )
         |-|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED                  0
BY EACH REPORTING            ------ --------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      22,124,436
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      28,781,915
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         28,781,915
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.9%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Asset Management Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) ( )
                                                                        (b) ( )
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
 ----------------------------- ------ ------------------------------------------
 NUMBER OF SHARES                5    SOLE VOTING POWER
 BENEFICIALLY OWNED BY                0
 EACH REPORTING PERSON         ------ ------------------------------------------
 WITH                                 SHARED VOTING POWER
                                 6    21,583,071
                               ------ ------------------------------------------
                                      SOLE DISPOSITIVE POWER
                                 7     0
                               ------ ------------------------------------------
                                      SHARED DISPOSITIVE POWER
                                 8    28,240,550
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         28,240,550
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.7%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, IA
-------- -----------------------------------------------------------------------

Item 1(a).  Name of Issuer:

            General Cable plc (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The address of the Issuer's principal executive offices is 37-41 Old Queen Street, London SW1H 9JA, England.

Item 2(a).  Name of Person Filing:

     This  statement is filed on behalf of Deutsche  Bank AG ("DBAG") and Morgan
Grenfell  Asset  Management   Limited  ("MGAM"  and,  together  with  DBAG,  the
"Reporting Persons").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

     The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

     The principal place of business of MGAM is 20 Finsbury Circus, London, EC2M 1NB, England.

Item 2(c).  Citizenship:

     The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).  Title of Class of Securities:

     The title of the securities is ordinary shares (the "Ordinary Shares").

Item 2(e).  CUSIP Number:

     The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           (a) ( ) Broker or dealer registered under section 15 of the Act;

           (b) ( ) Bank as defined in section 3(a)(6) of the Act;

           (c) ( ) Insurance Company as defined in section 3(a)(19) of the Act;

           (d) ( ) Investment Company registered under section 8 of the Investment Company Act of 1940;

           (e) ( ) An investment adviser in accordance with Rule 13d-1
                   (b)(1)(ii)(E);

           (f) ( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

           (g) ( ) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

           (h) ( ) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

           (i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

           (j) ( ) Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this  statement is filed pursuant to Rule 13d-1 (c), check this box. |X|


Item 4. Ownership.

     (a)  Amount beneficially owned:

          Each of the Reporting Persons owns the amount of the Ordinary Shares as set forth on the applicable cover page.

     (b)   Percent of class:

          Each of the Reporting Persons owns the percentage of the Ordinary Shares as set forth on the applicable cover page.

     (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:

                 Each of the Reporting Persons has the sole power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

           (ii)  shared power to vote or to direct the vote:

                 Each of the Reporting Persons has the shared power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

          (iii)  sole power to dispose or to direct the disposition of:

                 Each of the Reporting Persons has the sole power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

           (iv)  shared power to dispose or to direct the disposition of:

                 Each of the Reporting Persons has the shared power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.


Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Investment management clients of the Reporting Persons have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1998



                                            DEUTSCHE BANK AG



                                            By: /s/ Dr. Dieter Eisele
                                               ________________________________
                                               Name:   Dr. Dieter Eisele
                                               Title:  Group Head of Compliance



                                            By: /s/ Rondal Eric Powell
                                               ________________________________
                                               Name:   Rondal Eric Powell
                                               Title:  Vice President

                                                                      Exhibit 2


               Consent of Morgan Grenfell Asset Management Limited


     The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG, Morgan Grenfell Asset Management Limited and Morgan Grenfell Investment Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  April 30, 1998



                                        MORGAN GRENFELL ASSET MANAGEMENT LIMITED



                                        By: /s/ Andrew Hume
                                           _____________________________________
                                           Name:   Andrew Hume
                                           Title:  Senior Associate Director